Commission File No. 333-57526

Filed By: Equity Office Properties Trust pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Spieker Properties, Inc. (SEC File No. 001-12528)

      The following is the text of a press release issued by Equity Office Properties Trust on April 26, 2001.

Equity Office Properties Trust Two North Riverside Plaza Chicago, Illinois 60606-2703
NEWS RELEASE

Equity Office (Investors/Analysts): Diane Morefield 312.466.3286	Equity Office (Media): Terry Holt 312.466.3102

For Immediate Release

EQUITY OFFICE ANNOUNCES FIRST QUARTER 2001 RESULTS
FFO Per Share Increases 13%

CHICAGO, IL (April 26, 2001) — Equity Office Properties Trust (NYSE: EOP) today reported results for the first quarter ended March 31, 2001. Funds from operations (FFO) for the first quarter ended March 31, 2001, totaled $272.6 million or $.78 per share on a fully diluted basis, as compared to FFO for the same period in 2000 of $195.6 million, or $.69 per fully diluted share. This represents a 13% increase in fully diluted FFO per share between periods. Revenues for the first quarter 2001 totaled $663.2 million, as compared to $468.9 million for the first quarter 2000, a 41% increase. The weighted average number of basic shares and units outstanding totaled 348,476,502 in the first quarter, and totaled 351,400,853 on a fully diluted basis.

“Despite increased economic volatility, we continued to deliver double-digit FFO earnings growth in the first quarter” stated Tim Callahan, president and chief executive officer of Equity Office. “These results are consistent with our strategy to focus on higher growth office markets with strong fundamentals.”

Net income before extraordinary items totaled $132.9 million in the first quarter 2001, as compared to $103.9 million in 2000, a 28% increase year over year.

Same store net operating income for the first quarter 2001 increased 5.3% on a GAAP basis and 6.8% on a cash basis, compared to the first quarter 2000. Occupancy on this same store portfolio consisting of 288 properties acquired or placed in service on or prior to January 1, 2000, increased from 93.9% on January 1, 2000, to 94.1% on March 31, 2001. Equity Office’s total portfolio at March 31, 2001, was 94.2% occupied and 95.5% leased.

Operating margins increased to 67.0% in the first quarter 2001, as compared to 66.3% for the first quarter 2000.

Leasing activity during the quarter totaled approximately 3,622,500 square feet. The weighted average gross rental rate on leases signed was $40.18, as compared to $26.30 for the average rental rate on expiring leases, a 53% increase in rental rates on a GAAP basis.

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Quarterly Highlights

•	On February 23, 2001, Equity Office announced a merger agreement with Spieker Properties, Inc. valuing Spieker at approximately $7.3 billion, including transaction costs, approximately $2.1 billion in debt and $431 million in preferred stock and partnership units. Equity Office will pay approximately $1.085 billion in cash and issue approximately 118.6 million new Equity Office common shares and EOP Partnership Units, and 14.3 million new Equity Office preferred shares. The merger is expected to close prior to mid-July 2001.

•	Also in February, Fortune Magazine recognized Equity Office as the #1 Real Estate Company on America’s Most Admired Companies list for 2000. EOP placed in the top three percentile of the 535 companies that made the list, and scored higher than any other Illinois-based company. Fortune’s Most Admired list is based on companies’ strengths in the following areas: Management Quality, Product Quality, Innovativeness, Long-Term Investment Value, Financial Soundness, Talent, Social Responsibility and Use of Corporate Assets.

•	In January, Equity Office announced the formation of a new Seattle Region. The announcement was made in tandem with Equity Office’s decision to bring in-house the leasing and management for the majority of its 8.1-million-square-foot Pacific Northwest portfolio, previously managed by Wright Runstad. The two companies remain in partnership, and Wright Runstad & Company is continuing to lease and manage a portion of Equity Office’s local portfolio.

•	In January, the company sold the 57,366 square foot Warner Park Center in Woodland Hills, CA, for approximately $9 million.

Earnings Estimates:

On today’s conference call, management will discuss earnings guidance for 2001 and 2002. Based on management’s view of current market conditions and certain assumptions with regard to rental rates and other projections, a general range of fully diluted FFO per share for each year will be discussed as follows:

Year	Range

2001	$3.18 - $3.20

2002	$3.57 - $3.62

These results assume the closing of the proposed merger with Spieker Properties, Inc. and accretion, as a result of that transaction, of approximately $.01 in 2001 and $.10 in 2002 per each fully diluted common share of Equity Office.

Estimates of future FFO per share are by definition, and certain other matters discussed in this press release may be, forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Although Equity Office Properties Trust believes the

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expectations reflected in such forward-looking statements are based on reasonable assumptions, there can be no assurance that its expectations will be attained. Certain factors that could cause actual results to differ materially from Equity Office’s expectations are set forth as risk factors in the company’s SEC reports and filings, including its current report on Form 8-K dated March 23, 2001. Included among these factors are changes in general economic conditions including changes in the economic conditions affecting industries in which its principal tenants compete; any failure of the general economy to recover timely from the current economic downturn; Equity Office’s ability to timely lease or re-lease space at current or anticipated rents; its ability to achieve economies of scale over time; the demand for tenant services beyond those traditionally provided by landlords; changes in interest rates; changes in operating costs, including utility costs; its ability to attract and retain high-quality personnel at a reasonable cost in a highly competitive labor environment; future demand for its debt and equity securities; its ability to refinance its debt on reasonable terms at maturity; its ability to complete current and future development projects on schedule and on budget; the demand for office space in California and other West Coast markets in which Equity Office and Spieker have a presence; Equity Office’s ability to merge successfully the operations of Spieker into Equity Office; and continuing supply constraints in Spieker’s current markets. Many of these factors are beyond Equity Office’s ability to control or predict. Forward-looking statements are not guarantees of performance. For forward-looking statements herein, Equity Office claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The company assumes no obligation to update or supplement forward-looking statements that become untrue because of subsequent events.

Investors are urged to read the joint proxy statement/prospectus relating to the proposed merger of Spieker Properties, Inc. with and into Equity Office Properties Trust, and to read the consent solicitation/information statement/prospectus relating to the proposed merger of Spieker Properties, L.P. with and into EOP Operating Limited Partnership, as these documents will contain important information. Initial filings of the joint proxy statement/prospectus and the consent solicitation/information statement/prospectus have been made with the Securities and Exchange Commission. Investors may obtain a free copy of these filings at the Commission’s web site at http://www.sec.gov. Investors may also obtain a copy of the final joint proxy statement/prospectus and the final consent solicitation/information statement/prospectus by directing a request to Equity Office Properties Trust, Two North Riverside Plaza, Chicago, Illinois 60606, Attention: Diane Morefield. Information concerning the identity of participants in the solicitation of proxies by the Equity Office board of trustees and their direct or indirect interests, by security holdings or otherwise, may be obtained from the joint proxy statement/prospectus.

Equity Office Properties Trust (NYSE: EOP) is the nation’s largest publicly held office building owner and manager with a portfolio of 380 buildings comprising 99 million square feet in 24 states and the District of Columbia. Equity Office has an ownership presence in 37 Metropolitan Statistical Areas (MSAs) and in 103 submarkets, enabling it to provide a wide range of office solutions for local, regional and national customers. On February 23, 2001, Equity Office announced a merger agreement, subject to shareholder approval, with Spieker Properties, Inc., a publicly traded real estate company. At the time of the announcement, Spieker owned and operated approximately 38 million square feet of commercial real estate space, 25 million square feet of which was office space, in California and the Pacific Northwest. Equity Office currently

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expects the transaction to close prior to mid-July 2001, subject to its approval by Equity Office and Spieker shareholders.

Copies of EOP’s March 31, 2001 First Quarter Supplemental Disclosure package and Form 10-Q are available upon request to Tina Royse, Administrative Assistant — Investor Relations, Two North Riverside Plaza, Chicago, Illinois 60606, 1-800-692-5304, e-mail: tina_royse@equityoffice.com.

In addition, the First Quarter Supplemental Disclosure and further Equity Office information can be found on the company’s web site at www.equityoffice.com.

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(Summary Financial Information Attached)

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Statements of Operations
(Dollars in thousands, except per share amounts)

	Equity Office Properties Trust

	For the three months ended March 31,

	2001	2000

Revenues:

Rental	$509,135	$358,366

Tenant reimbursements	97,321	62,983

Parking	30,590	26,731

Other	13,163	12,856

Fee income	2,172	2,235

Interest / dividends	10,835	5,704

Total revenues	663,216	468,875

Expenses:

Interest:

Expense incurred	157,940	100,532

Amortization of deferred financing costs	1,326	1,377

Depreciation	114,566	83,889

Amortization	9,082	4,386

Real estate taxes	76,662	57,910

Insurance	3,307	2,740

Repairs and maintenance	65,600	47,899

Property operating	69,022	46,788

Ground rent	3,081	2,024

General and administrative	25,639	19,651

Total expenses	526,225	367,196

Income before allocation to minority interests, income from investment in unconsolidated joint ventures, net gain on sales of real estate, extraordinary items and cumulative effect of a change in accounting principle	136,991	101,679

Minority Interests:

EOP Partnership	(16,282)	(12,416)

Partially owned properties	(3,253)	(553)

Income from investment in unconsolidated joint ventures	15,426	11,374

Net gain on sales of real estate	—	3,862

Income before extraordinary items and cumulative effect of a change in

accounting principle	132,882	103,946

Extraordinary items	—	(611)

Cumulative effect of a change in accounting principle	(1,142)	—

Net income	131,740	103,335

Put option settlement	—	(1,030)

Preferred distributions, net	(10,884)	(10,697)

Net income available for Common Shares	$120,856	$91,608

Net income available per weighted average Common Share outstanding — Basic	$0.39	$0.37

Weighted average Common Shares outstanding — Basic	306,971	247,695

Net income available per weighted average Common Share and common share equivalent outstanding — Diluted	$0.39	$0.37

Weighted average Common Shares and common share equivalents outstanding —Diluted	351,401	283,569

Property Revenues less Property Operating Expenses	$435,618	$305,599

Property Operating Margin	67.0%	66.3%

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Funds From Operations
(Dollars in thousands, except per share/units amounts)

	Equity Office Properties Trust
	For the three months ended March 31,

	2001	2000

Income before allocation to minority interests, income from investment in unconsolidated joint ventures, net gain on sales of real estate, extraordinary items and cumulative effect of a change in accounting principle	$136,991	$101,679

Add back (deduct):

(Income) allocated to minority interests for partially owned properties	(3,253)	(553)

Income from investments in unconsolidated joint ventures	15,426	11,374

Depreciation and amortization (real estate related) (including Equity Office’s share of unconsolidated joint ventures)	134,311	94,786

Put option settlement	—	(1,030)

Preferred distributions	(10,884)	(10,697)

Funds from Operations	272,591	195,559

Less deferred rental revenue	(14,985)	(12,707)

Plus deferred rental expense	661	501

Adjusted Funds from Operations	$258,267	$183,353

Funds from Operations per weighted average Common Share and Unit — Basic	$0.78	$0.69

Weighted average Common Shares and Units outstanding — Basic	348,477	281,381

Funds from Operations per weighted average Common Share, Unit and common share equivalent outstanding — Diluted	$0.78	$0.69

Weighted average Common Shares, Units and common share equivalents outstanding — Diluted	351,401	283,569

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Balance Sheet
(Dollars in thousands, except per share amounts)

	Equity Office Properties Trust

	March 31, 2001	December 31, 2000

Assets:

Investment in real estate	$17,543,327	$17,460,534

Developments in process	81,079	70,422

Land available for development	88,424	88,424

Accumulated depreciation	(1,100,273)	(978,055)

Investment in real estate, net of accumulated depreciation	16,612,557	16,641,325

Cash and cash equivalents	37,610	53,256

Tenant and other receivables (net of allowance for doubtful accounts of $2,563 and $1,873, respectively)	84,648	101,784

Deferred rent receivable	222,187	207,088

Escrow deposits and restricted cash	45,131	39,832

Investments in unconsolidated joint ventures	1,135,205	1,164,613

Deferred financing costs (net of accumulated amortization of $25,273 and $21,756, respectively)	78,338	81,854

Deferred leasing costs (net of accumulated amortization of $50,966 and $39,906, respectively)	158,779	151,178

Prepaid expenses and other assets (net of discounts of $78,337 and $78,871, respectively)	348,843	353,323

Total Assets	$18,723,298	$18,794,253

Liabilities and Shareholders’ Equity:

Mortgage debt (including a net discount of $(19,056) and $(17,825), respectively)	$2,784,255	$2,915,801

Unsecured notes (including a net discount of $(3,596) and $(3,807), respectively)	5,836,404	5,836,193

Line of credit	37,500	51,000

Accounts payable and accrued expenses	418,781	497,811

Distribution payable	160,679	3,681

Other liabilities	181,915	204,298

Total Liabilities	9,419,534	9,508,784

Commitments and contingencies Minority Interests:

EOP Partnership	995,943	1,021,235

Partially owned properties	198,280	197,161

Total Minority Interests	1,194,223	1,218,396

Shareholders’ Equity:

Preferred Shares, 100,000,000 authorized:

8.98% Series A Cumulative Redeemable Preferred Shares, liquidation preference $25.00 per share, 7,994,000 issued and outstanding	199,850	199,850

5.25% Series B Convertible, Cumulative Redeemable Preferred Shares, liquidation preference $50.00 per share, 5,990,000 and 6,000,000 issued and outstanding, respectively	299,500	300,000

8.625% Series C Cumulative Redeemable Preferred Shares, liquidation preference $25.00 per share, 4,562,900 issued and outstanding	114,073	114,073

Common Shares, $0.01 par value; 750,000,000 shares authorized,

309,016,219 and 306,966,596 issued and outstanding, respectively	3,090	3,070

Additional paid in capital	7,699,669	7,645,901

Deferred compensation	(30,157)	(14,871)

Dividends in excess of accumulated earnings	(170,897)	(152,695)

Accumulated other comprehensive loss	(5,587)	(28,255)

Total Shareholders’ Equity	8,109,541	8,067,073

Total Liabilities and Shareholders’ Equity	$18,723,298	$18,794,253

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